FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

75 Route de Longwy

L-8080 Bertrange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report is incorporated by reference into registration statement No. 333-111779.

Item 1.  FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of March 31, 2005.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2005	CELLULAR S.A.
and December 31, 2004

ASSETS	Notes	March 31, 2005	December 31, 2004 (i)
		(Unaudited)
		US$ ’000	US$ ’000

NON-CURRENT ASSETS

Intangible assets
Goodwill, net of accumulated amortization of $nil and $30,508 (ii)		45,329	37,702
Licenses, net of accumulated amortization of $59,381 and $69,895		269,911	277,705
Other intangibles, net of accumulated amortization of $4,364 and $3,811		2,513	2,561

Property, plant and equipment, net of accumulated depreciation of $761,718 and $702,468		545,432	575,649

Financial assets
Investment in Tele2 AB shares	3	296,370	351,882
Investment in other securities		10,582	10,540
Investment in associates		3,597	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes		71,480	45,255
Pledged deposits		16,797	25,544

Deferred taxation		6,009	5,883

TOTAL NON-CURRENT ASSETS		1,268,020	1,334,941

CURRENT ASSETS
Investment in other securities		15,390	15,327
Inventories		14,298	16,304
Trade receivables, less allowance for receivable impairment of $38,754 and $38,091		128,171	141,972
Amounts due from joint ventures and joint venture partners		9,651	11,715
Amounts due from other related parties		1,956	2,067
Prepayments and accrued income		47,324	36,875
Other current assets		68,185	62,377
Pledged deposits		8,941	9,260
Time deposits		5,871	610
Cash and cash equivalents		669,960	413,381

TOTAL CURRENT ASSETS		969,747	709,888

TOTAL ASSETS		2,237,767	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised,“Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $7,627,000 through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom also eliminated the carrying amount of accumulated amortization of goodwill existing as of December 31, 2004 with a corresponding decrease in the cost of goodwill.

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2005	CELLULAR S.A.
and December 31, 2004

EQUITY AND LIABILITIES	Notes	March 31, 2005	December 31, 2004 (i)
		(Unaudited)
		US$ ’000	US$ ’000

EQUITY

Share capital and premium	4	516,073	513,782

Treasury stock		(8,833)	(8,833)
4% Convertible Notes –equity component	5	39,109	—
Stock options compensation reserve		2,912	2,297
Legal reserve		13,577	13,577
Accumulated losses brought forward (ii)		(203,037)	(277,053)
Profit/ (Loss) for the period/year		(11,263)	66,389
Currency translation reserve		(72,385)	(71,116)
		276,153	239,043
Minority interest		43,481	43,351
TOTAL EQUITY		319,634	282,394

LIABILITIES

Non-current Liabilities
Debt and other financing
10% Senior Notes	5	536,863	536,629
4% Convertible Notes – Debt component	5	158,115	—
5% Mandatory Exchangeable Notes – Debt component	5	346,347	365,006
Other debt and financing	5	115,952	124,267
Other non-current liabilities		197,458	194,774
Deferred taxation		35,298	39,216
Total non-current liabilities		1,390,033	1,259,892

Current Liabilities
Other debt and financing	5	81,910	88,511
Trade payables		179,127	173,969
Amounts due to joint ventures and joint venture partners		4,615	7,760
Amounts due to related parties		147	975
Accrued interest and other expenses		66,863	55,203
Other current liabilities		195,438	176,125
Total current liabilities		528,100	502,543
TOTAL LIABILITIES		1,918,133	1,762,435

TOTAL EQUITY AND LIABILITIES		2,237,767	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised,“Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $7,627,000 through an adjustment to accumulated losses brought forward.

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended March 31, 2005	CELLULAR S.A.
and March 31, 2004

	Notes	Three months ended March 31, 2005	Three months ended March 31, 2004
		(Unaudited)	(Unaudited) (i)
		US$ ’000	US$ ’000

Revenues	6	268,891	213,859
Cost of sales	7	(139,244)	(84,150)
Gross profit		129,647	129,709
Sales and marketing		(39,697)	(28,790)
General and administrative expenses		(43,821)	(29,330)
Gain from sale of subsidiaries and joint ventures, net		222	30
Other operating expenses		(7,886)	(9,682)
Other operating income	10	661	—
Valuation movement on Tele2 shares	3	(55,512)	(66,106)
Fair value result on the Embedded derivative on the 5% Notes	5	26,225	51,700
Interest expense		(33,287)	(27,349)
Interest income		4,919	1,574
Exchange gain, net		19,693	14,424
Profit from associates		62	134
Profit before taxes		1,226	36,314
Charge for taxes	8	(11,968)	(16,702)
Net (loss) income for the period		(10,742)	19,612

Attributable to:
Equity holders of the Company		(11,263)	14,570
Minority interest	7	521	5,042
		(10,742)	19,612
Earnings per common share for profit attributable to the equity holders

• Basic (US$)	11	(0.11)	0.22

• Diluted (US$)	11	(0.11)	0.20

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised,“Presentation of Financial Statements”.

The accompanying notes are an integral part of

these condensed financial statements

Interim condensed consolidated statements of cash flows	MILLICOM INTERNATIONAL
For the three months ended March 31, 2005	CELLULAR S.A.
and March 31, 2004

	Three months ended March 31, 2005	Three months ended March 31, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	106,910	75,405

Cash flows from investing activities
Investment in associates	(1,272)	—
Purchase of property, plant and equipment	(41,764)	(39,003)
Decrease/(increase) in amounts due from joint ventures	4,412	3,040
Decrease/(increase) in pledged deposits	9,147	7,940
Decrease/(increase) in time deposits	(5,222)	(65,567)
Cash from other investing activities	110	(3,453)
Net cash used by investing activities	(34,589)	(97,043)

Cash flows from financing activities
Proceeds from the issuance of debt and other financing	206,923	13,226
Repayment of debt and other financing	(24,904)	(39,720)
Payment of dividends to minority interests	—	(4,200)
Cash provided by other financing activities	2,291	334
Net cash provided/(used) by financing activities	184,310	(30,360)

Effect of exchange rate changes on cash balances	(52)	58
Net increase in cash and cash equivalents	256,579	(51,940)

Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	669,960	96,889

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	(55,512)	(66,106)

Financing activities:
Issuance of capital through debt conversion	—	27,834

The accompanying notes are an integral part

of these condensed financial statements

Interim condensed consolidated statements of Changes in equity	MILLICOM INTERNATIONAL
As of March 31, 2005 and March 31, 2004	CELLULAR S.A.

	Three months ended March 31, 2005	Three months ended March 31, 2004(i)
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Shareholders’ equity as of January 1 as previously reported	239,043	(85,180)

Minority interests as of January 1(ii)	43,351	26,571

Total equity as of January 1	282,394	(58,609)

Derecognition of negative goodwill on January 1(iii)	7,627	—

Total equity as of January 1 as restated	290,021	(58,609)

(Loss)/profit for the period	(11,263)	14,570

Stock options scheme	615	160

Shares issued via the exercise of stock options	2,291	333

Equity component of 4% Convertible Notes	39,109	—

Conversion/issuance of 2% PIK Notes	—	21,314

Movement in currency translation reserve	(1,269)	(1,023)

Minority Interest	130	3,885

Total equity as of March 31	319,634	(19,370)

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised,“Presentation of Financial Statements”.

(ii) Upon adoption of IAS 1, revised, “Presentation of Financial Statements” on January 1, 2005, Millicom reclassified minority interests to equity.

(iii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $7,627,000 through an adjustment to accumulated losses brought forward.

The accompanying notes are an integral part

of these condensed financial statements

Condensed consolidated notes	MILLICOM INTERNATIONAL
As of March 31, 2005	CELLULAR S.A.

1.    ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “MIC”) is a global operator of cellular telephone services in the world’s emerging markets. As of March 31, 2005, Millicom had interests in 17 cellular operations in 16 countries focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg and Stockholm stock exchanges under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s cellular interests (“MIC Cellular”) operate through strategic entities operating in major geographic regions of the world. Millicom’s cellular interests in South East Asia include operations in Cambodia, Laos and Vietnam (see Note 13); in South Asia operations in Pakistan, Sri Lanka and Iran (see Note 13); in Central America operations in El Salvador, Guatemala and Honduras (see Note 13); in South America operations in Bolivia and Paraguay and in Africa operations in Ghana, Mauritius, Senegal, Sierra Leone, Tanzania and Chad.

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc a Delaware corporation, and the outstanding shares of Millicom’s common stock were exchanged for approximately 46.5% of MIC’s common stock outstanding at that time.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) No.34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim financial statements reflect all adjustments that are necessary for a proper preparation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report as of December 31, 2004 filed on Form 20-F with the U.S. Securities Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2004, except as follows:

IFRS 2 - “Share-based payment”

The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to employees did not result in a charge to the income statement. Subsequent to that date, Millicom charges the cost of stock options to the income statement.  On the date of grant, Millicom computes the fair value of the stock options, using a Black-Scholes model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

The effect of the new accounting policy is an increase in the consolidated net loss for the three-months ended March 31, 2005 of $615,000 (2004: $160,000) with a corresponding increase in equity. In addition, accumulated losses brought forward as of January 1, 2004 were increased by a cumulative effect of $445,000, and the net profit for the year ended December 31, 2004 decreased by $1,852,000.

IFRS 3 – “Business combinations”

The adoption of IFRS 3, resulted in a change in the accounting policy of goodwill. Until December 31, 2004 goodwill was amortised on a straight line basis over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, Millicom ceased amortization of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortization with a corresponding decrease in the cost of goodwill. On that date Millicom also derecognised negative goodwill of $7,627,000 through an adjustment to accumulated losses brought forward.

IFRS 5 – “Non-current assets held for sale and discontinued operations”

Millicom adopted IFRS 5 on January 1, 2005 though it currently has no assets classified as held for sale or discontinued operations.

IAS 39, revised, which is effective on January 1, 2005, changed the measurement of available-for-sale (AFS) securities by requiring the change in fair value to be recognised directly in equity (except for impairment losses and foreign exchange gain and losses).  As a consequence, Millicom decided to change the classification of its Tele2 AB shares from AFS securities to financial assets at fair value through profit or loss.  Accordingly, Millicom continues to recognise the change in fair value of its Tele2 AB shares in the statements of profit and loss.  In addition, on January 1, 2005 Millicom adopted the revised International accounting standards IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33, 36 and 38 which did not result in substantial changes to the Group’s accounting policies.

3.    INVESTMENT IN TELE2 AB SHARES

Following variations in the market value of the Tele2 AB shares and the exchange rate of the Swedish Krona to the U.S. Dollar in the three month period ended March 31, 2005, a loss of $55,512,000 (three month period ended March 31, 2004: a loss of $66,106,000) was recorded in the statement of profit and loss under the caption “Valuation movement on Tele2 shares”.

On January 1, 2005, Millicom changed the classification of Tele2 AB shares (see Note 2).

4.    SHARE CAPITAL AND PREMIUM

During the first three months of 2005, 142,669 stock options were exercised for a net proceeds of $2,291,000, recorded in share capital and premium.

As of March 31, 2005, following the above exercise of stock options, the total subscribed and fully paid-in share capital and premium amounted to $516,072,546 consisting of 98,706,896 registered common shares with a par value of $1.50 each.

5.    DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004.

Interest has been accrued from June 1, 2004 at an effective interest rate of 10.4%.

Due to the fact that the registration statement of the 10% Senior Notes was not declared effective, a special interest charge was added to the interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005 the date the registration statement was declared effective.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of March 31, 2005, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, is $536,863,000.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are mandatorily exchangeable into Tele2 AB series B shares.

The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year.  The effective interest rate is 8.45%.  As of March 31, 2005 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $346,347,000.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 285, is recorded at fair value, taking into account time and volatility factors. As of March 31, 2005, the fair value of the embedded derivative result in an asset amounting to $71,480,000, with the change in fair value for the three months ended March 31, 2005 amounting to $26,225,000 recorded under the caption “Fair value result on the Embedded derivative on the 5% Notes”.

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195,875,000.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrear in equal installments on January 7 and July 7 of each year commencing on July 7, 2005.  Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount.  Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts at the then applicable conversion price at any time on or after February 17, 2005 and up to December 28, 2010.

The initial conversion price will be $34.86 per share.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% convertible notes to equity and part to debt. The value allocated to equity as of March 31, 2005 was $39.1 million and the value allocated to debt was $158.1 million.

Other debt and financing

The total amount of other debt and financing is repayable as follows:

	As of March 31, 2005	As of December 31, 2004
	(Unaudited)
	US $’000	US $’000
Due within:
One year	81,910	88,511
One – two years	393,507	413,213
Two – three years	35,709	37,735
Three – four years	19,010	18,848
Four – five years	171,749	15,247
After five years	537,302	540,859
Total debt, net	1,239,187	1,114,413

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier’s financing agreements. The tables below describe, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees as of March 31, 2005 and December 31, 2004. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheet under the caption “Other debt and financing” and amounts covered by suppliers’ guarantees are recorded under the caption “Trade payables”.

As of March 31, 2005 (unaudited):

	Bank and other financing guarantees (1)		Suppliers’ guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)
0-1 year	1,467	3,467	3,265	3,265	4,732	6,732
1-3 years	21,048	21,048	13,769	13,769	34,817	34,817
3-5 years	3,753	3,753	—	—	3,753	3,753
More than 5 years	4,288	10,000	—	—	4,288	10,000
Total	30,556	38,268	17,034	17,034	47,590	55,302

As of December 31, 2004:

	Bank and other financing guarantees (1)		Suppliers’ guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)	(‘000 USD)

0-1 year	—	2,000	2,702	2,702	2,702	4,702
1-3 years	23,248	23,248	9,290	9,290	32,538	32,538
3-5 years	3,753	3,753	—	—	3,753	3,753
More than 5 years	4,092	10,000	—	—	4,092	10,000
Total	31,093	39,001	11,992	11,992	43,085	50,993

(1) The guarantee covers outstanding amounts of the underlying loans in the case of non payment from Millicom Group company guarantor

(2) The guarantee covers outstanding amounts of the underlying supplier financing in the case of non payment from Millicom Group company guarantor

6.  SEGMENTAL REPORTING

The five operational clusters in the Group are South East Asia, South Asia, Central America, South America and Africa.

Revenues	Three months ended March 31, 2005	Three months ended March 31, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia	70,296	55,743
South Asia	29,704	30,608
Central America	88,592	68,784
South America	31,211	25,014
Africa	47,954	31,672
Other	1,134	2,038
Of which divested	—	794

Total revenues	268,891	213,859

Segmental result	Three months ended March 31, 2005	Three months ended March 31, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia (see Note 7)	3,268	16,302
South Asia (see Note 7)	(12,248)	5,283
Central America	21,438	17,054
South America	1,949	1,186
Africa	7,750	5,787
Other	(866)	(595)
Of which divested	—	60
Unallocated items	(32,033)	(25,405)
Net (loss)/profit for the period	(10,742)	19,612

7.  IMPAIRMENT OF ASSETS

For the three months ended March 31, 2005 Millicom recorded under the caption “Cost of sales” an impairment charge of $16,569,000 on the property, plant and equipment in its operation in Vietnam and an impairment charge on the analog equipment of Pakcom, Millicom’s operation in Pakistan of $5,248,000. The Vietnam asset impairment is due to a late approval of investments required under the BCC preventing CIV from generating revenues on these fixed assets as the Business Cooperation Contract in Vietnam expired on May 18, 2005. The Pakcom asset impairment results from a decrease in the recoverable amount of the analog equipment following the increased competition by new entrants in the market. There were no asset impairments in the three months ended March 31, 2004.

8.    TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2005 and 2004.

9.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group accounts representing the Group’s share of revenues, cost of sales, net profit from continuing operations and net profit in the Group’s ventures:

	Three months ended March 31, 2005	Three months ended March 31, 2004
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	71,509	53,742
Cost of sales	(28,025)	(13,926)
Net profit from continuing operations	17,698	13,785
Net profit	17,698	13,785

10.    COMMITMENTS AND CONTINGENCIES

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2005, the total value of cases against Millicom’s operations was $48,237,000 of which $13,099,000 had been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Mach

In November 2002, Millicom completed the sale of Multinational Automatic Clearing House S.A. (“MACH”). Following examination of the books and records of MACH subsequent to purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. Millicom’s management is currently examining this claim but does not expect there to be a significant impact on the Group’s consolidated financial statements.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of March 31, 2005, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $85,005,000 from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.  In management’s opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which Millicom has operations, will not materially negatively impact Millicom’s financial position or operations.

New licenses

The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased is delivered. As of March 31, 2005, approximately $5.9 million of compensation is expected to be recognized as other operating income in the second and third quarters of 2005. In the three month period ended March 31, 2005, Millicom recorded $661,000 as “other operating income” following the delivery of network equipment.

11.  (LOSS)  EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
	(Unaudited)	(Unaudited) (iii)
Basic computation

Net (loss) profit attributable to equity holders (US$’000)	(11,263)	14,570

Weighted average number of shares outstanding during the period (in ‘000)	98,637	65,963

Basic (loss) earnings per common share (US$)	(0.11)	0.22

Diluted computation

Net (loss) profit attributable to equity holders (US$’000)	(11,263)	14,570

Interest expense on convertible debt (US$’000)	—	1,553

Net (loss) profit used to determine diluted earnings per share (US$’000)	(11,263)	16,123

Weighted average number of shares outstanding During the period (in ‘000)	98,637	65,963

Adjustments for
Assumed conversion of convertible debt (in ‘000) (i)	—	13,801
Share options (in ‘000) (ii)	—	166

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	98,637	79,930

Diluted (loss) earnings per common share (US$)	(0.11)	0.20

(i) Potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(ii) As of March 31, 2005, the Group had 502,307 (March 31, 2004: 1,263,348) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

(iii) As restated for the adoption of IFRS2 “Share-based Payment”.

12.  RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). If the interim condensed consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) the following principal differences would arise:

1.                                      On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Millicom adopted FIN 46 on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following VIEs: (i) Cam GSM Company Limited (“Cam GSM”), (ii) Royal Telecam International Limited (“Telecam”), (iii) Millicom Argentina S.A. (sold in September 2004) and (iv) Comunicaciones Celulares S.A. The VIEs under (i) to (iv), collectively, are referred to as the “Joint Ventures interests”. Under IFRS, the Joint Ventures interests are proportionally consolidated. In addition, Great Universal Inc. (“GU”) and Modern Holdings (“Modern”), which were consolidated under U.S. GAAP before the adoption date of FIN 46 (see item 14), are variable interest entities, which continue to be consolidated under FIN 46. For IFRS, GU and Modern are not consolidated. The effect of consolidating GU and Modern under U.S. GAAP is an incremental income of $704,000 for the three month period ended March 31, 2005 (March 31, 2004: $1,269,000).The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

The effect of consolidating the above mentioned VIE’s is reflected in the US GAAP reconciliation of the balance sheet and statement of profit and loss, which are presented on the following pages. Information on the Group’s share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 9 to the interim condensed consolidated financial statements. The cumulative impact of adopting FIN 46 as of March 31, 2004 was $2,865,000 including $2,832,000 relating to the discontinued operation Millicom Argentina S.A. and has been recorded as a cumulative effect of change in accounting principle as of March 31, 2004.

Millicom has determined that it holds a significant variable interest in its joint venture in Honduras. Millicom has been associated with Telefonica Celular since its formation in 1995. The Telefonica Celular joint venture is accounted for under the equity method for U.S. GAAP and is proportionally consolidated for IFRS. The size of Telefonica Celular and Millicom’s maximum exposure to loss as a result of its involvement with this entity is as follows for the three months ended and as of March 31, 2005:

Under IFRS (Unaudited)	Revenues	Operating Profit	Total assets	Maximum Exposure to loss
	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Telefonica Celular (Honduras)	34,916	15,468	101,718	34,281

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN46 from proportionally consolidated under IFRS to equity method under U.S. GAAP (Telefonica Celular and Emtel Limited), is also reflected in the balance sheet reconciliation on the following pages.

As of March 31, 2005, Millicom had issued corporate guarantees covering an amount of $7,058,000 debt in consolidated VIEs.

2.               Prior to the adoption date of FIN 46 on March 31, 2004, as it relates to entities created prior to February 1, 2003 Millicom’s interests in joint ventures were accounted for under the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for the reversal of additional losses recorded by Millicom above those recorded for IFRS due to Millicom’s commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures.

	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Subsequent reversal of additional losses in excess of investment value	—	21

3.                                       Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) in September 2003 after the dispute with the minority shareholders was resolved. Upon consolidation, in September 2003, under U.S. GAAP, Millicom reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded.

4.                                       The value of cellular properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value.  The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000.  Following the implementation of International Accounting Standard No. 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in the three month period ended March 31, 2005 was $513,000 (March 31, 2004: $568,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

5.                                       For the three month period ended March 31, 2005, the adjustment to reconcile the compensation cost recorded under IFRS to U.S. GAAP corresponds to a reversal of the cost of $438,000 (March 31, 2004: $41,000) recorded for IFRS. For the three month period ended March 31, 2005 the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $177,000 (March 31, 2004: $119,000).

6.                                       On January 1, 2004, Millicom adopted Emerging Issues Task Force Issue 00-21 (‘‘EITF 00-21’’), Accounting for Revenue Arrangements with Multiple Deliverables. The impact of adopting EITF 00-21 compared to the revenues recognized under IFRS, for the three month period ended March 31, 2005, corresponds to a decrease in revenues of $82,000 (March 31, 2004: $407,000). This decrease is mainly due to a lower allocation of revenues to handsets that are delivered together with prepaid cards in a single package leading to a higher allocation to airtime recognized in revenues as credit is used.

Under US GAAP, up-front connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in an increase in revenues as of March 31, 2005 of $228,000 (March 31, 2004: decrease of $1,035,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which were deferred in a prior period, results in an increase in cost of sales as of March 31, 2005 of $11,000 (March 31, 2004: decrease of $511,000) resulting in a net increase of $217,000 to the Company’s net profit under IFRS as of March 31, 2005 (March 31, 2004: decrease of $524,000).

Under US GAAP, customer acquisition costs including dealer commissions and handset subsidies are recorded as cost of sales. Under IFRS these are classified as sales and marketing expenses. For the three month period ended March 31, 2005 an amount of $29,902,000 was reclassified from sales and marketing to cost of sales (March 31, 2004: $21,099,000).

In addition, Millicom decreased the profit from equity investees under U.S. GAAP by $13,000 as of March 31, 2005 (March 31, 2004: $201,000) to reflect the application of EITF 00-21 and SAB 104 to its equity investments.

These adjustments led to an increase in the charge for taxes of $54,000 (March 31, 2004: $nil) and an increase in minority interest’s share of profit of $16,000 (March 31, 2004: $nil) resulting in a total net increase in profit under U.S. GAAP for 2005 of $52,000 (March 31, 2004: decrease of $1,132,000).

7.                                       During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. As of March 31, 2005 the cost of sales under U.S. GAAP was decreased by an amount of $108,000 (2004: $132,000) as a reversal of the incremental depreciation charge for these assets recorded under IFRS.

In 2004, under IFRS Millicom recorded an impairment charge of $5,058,000 on the value of its analogue equipment in Pakistan and in March 2005 Millicom recorded a further impairment of $5,248,000. Since for both impairments the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes. Accordingly, for U.S. GAAP purposes, Millicom recorded an incremental depreciation charge of $422,000 during the three month period ended March 31, 2005.

These adjustments led to an increase in the charge for taxes of $1,849,000 (March 31, 2004: $nil) and an increase in minority interest’s share of profit of $904,000 (March 31, 2004: $nil) resulting in a total net increase in profit under U.S. GAAP for 2005 of $2,181,000 (March 31, 2004: $132,000).

8.                                       Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes and 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of March 31, 2005, is $22,602,000 (December 31, 2004: $19,005,000), comprised of $13,137,000 for the 10% Senior Notes (December 31, 2004: $13,371,000), $4,225,000 for the 4% Convertible Notes (December 31, 2004: $nil) and $5,240,000 for the 5% Mandatory Exchangeable Notes (December 31, 2004: $5,634,000).

9.                                       For U.S. GAAP purposes, Millicom ceased amortization of existing goodwill on December 31, 2001. Under IFRS, Millicom ceased the amortization of goodwill on December 31, 2004. For the three month period ended March 31, 2004, Millicom reversed $1,823,000 of amortization on goodwill and negative goodwill charged under IFRS. In addition, in accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $3,660,000 on the purchase of an additional 25% of MIC Tanzania in February 2004 has been reassigned on a pro rata basis to all acquired assets, except some assets as specified in SFAS 141. For the three month period ended March 31, 2005 cost of sales under U.S. GAAP decreased by $302,000 (2004: $210,000) and other operating expenses by $4,000 (2004: $2,000) as a reversal of the incremental depreciation charge recorded for IFRS.

10.                                 Under IFRS, Millicom holds shares in Tele2 classified as financial assets at fair value through profit and loss (see Note 2). Under U.S. GAAP, these shares are classified as available for sale (“AFS”) and their fair value adjustments should be recorded in shareholders’ equity within the caption “Revaluation Reserve”. Accordingly, under U.S. GAAP, Millicom reclassified an unrealized loss of $55,512,000 for the three month period ended March 31, 2005 (March 31, 2004: reclassification of a net unrealized loss of $66,106,000 to shareholders’ equity).

11.                                 For U.S. GAAP purposes, the adjustments to the net profit under IFRS for the three month period ended March 31, 2004 related to the debt exchange that Millicom completed in May 2003 are as follows: (i) an amortization charge of the beneficial conversion feature (“BCF”) related to the 2% PIK Notes of $5,178,000, (ii) a decrease in the interest on the 2% PIK Notes of $1,391,000 recorded under IFRS and (iii) an amortization expense of $589,000 of the deferred costs related to the issuance of the 2% PIK Notes. Summarized below are the adjustments to the profit for the three month period ended March 31, 2004 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the three month period ended March 31, 2004
(Unaudited)
U.S.$’000
Amortization of BCF on the 2% PIK Notes	(5,178)
Adjustment to interest expenses on the 2% PIK Notes	1,391
Amortization of incremental deferred costs	(589)
(4,376)

12.                                 Under U.S. GAAP the equity component of $39,109,000 of the 4% Convertible Notes is reclassified to the debt component of the 4% Convertible Notes. The incremental interest expense under IFRS for the three month period ended March 31, 2005 of $1,449,000 is reversed under U.S. GAAP.

13.                                 As at December 31, 2004 and March 31, 2005, Millicom classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. Due to unforeseen liquidity problems of the initial potential buyer, the subsidiary was not sold in the one-year period following the initial decision to classify the operation as an asset held for sale. During this initial one-year period Millicom initiated actions necessary to respond to this change in circumstances and Management pursued actively marketing the sale of its Peruvian operation. As of March 31, 2005 negotiations with a new potential buyer were well advanced and the parties have subsequently signed a non-binding agreement. Millicom is now finalizing the terms and conditions of the share purchase agreement with the identified buyer and expects the sale to be completed soon. In addition, upon adoption of FIN 46, as of March 31, 2004 Millicom classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144) prior to the divesture on September 22, 2004.

Presented below is an analysis of loss from discontinued operations:

Net profit (loss) from component qualifying as discontinued operations:

	March 31, 2005	March 31, 2004	Segment in which reported
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Peruvian operations	(244)	(289)	Other
Argentinean operations	—	1,945	Other
Net (loss) profit from discontinued operations, excluding Great Universal and Modern Holdings	(244)	1,656
Certain operations held by Great Universal and Modern Holdings	—	(38)	See item 14
Net (loss) profit reported from discontinued operations(a)	(244)	1,618

(a)  The tax impact of these items is $nil (2004: $nil).

The table below provides information about revenues, cost of sales, operating expenses, operating profit and net profit under U.S. GAAP for the three month period ended March 31, 2005 and 2004 from continuing operations excluding the discontinued operations above:

	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000

Revenues from continuing operations	295,428	169,180
Cost of sales from continuing operations	(178,491)	(69,476)
Operating expenses and income from continuing operations	(69,526)	(51,412)
Profit reported from continuing operations	50,000	77,616

14.         Under International Accounting Standards No 27 (IAS 27), revised, Consolidated Financial Statements and Accounting for Investments in Subsidiaries potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, Millicom does not consolidate its investment in Great Universal (“GU”), and Modern Holdings (“Modern”) since the existence of warrants, which enable the holder to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holder, to control GU and Modern.

Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. Under U.S. GAAP, potential voting rights are generally not considered in determining whether and entity should be consolidated. Upon adoption of FIN 46 (see item 1), GU and Modern continued to be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

15.                                 In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of July 1, 2005. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets-an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment

and Its Application to Certain Investments.” Since we have recorded a significant impairment on our Tele2 shares as of December 31, 2002, the current cost of these securities is significantly lower than their market value, therefore we do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

16.                                 As a result of the adoption of IFRS 2 (see Note 2), Millicom has restated its net profit under IFRS from $14,730,000 to $14,570,000.  Accordingly, we have restated the adjustment to compensation cost for stock options granted to employees (item 5) from $(119,000) to $41,000 for the three month period ended March 31, 2004.  In addition, Millicom reclassified an amount of $2,862,000 from the line “cumulative effect of change in accounting principle” to the line “Consolidation of GU and Modern” as a result of the inclusion of GU and Modern in the U.S. GAAP reconciliation.

Reconciliation of statement of profit and loss for the period ended March 31, 2005 and reconciliation of net profit for the period ended March 31, 2005 and 2004:

The above items give rise to the following differences in the statement of profit and loss for the three month period ended March 31, 2005 recorded under U.S. GAAP:

Three months ended March 31, 2005 (Unaudited)	Item	Per IFRS Profit and Loss	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1)	Other Adjustments	Discontinued operations (Item 13)	Under U.S. GAAP
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	6	268,891	27,052	146	(661)	295,428
Cost of sales	6, 7, 9	(139,244)	(14,987)	(24,677)	417	(178,491)
Gross profit		129,647	12,065	(24,531)	(244)	116,937
Sales and marketing	6	(39,697)	(4,227)	29,902	96	(13,926)
General and administrative expenses	4,5	(43,821)	(4,995)	951	366	(47,499)
Gain from sale of subsidiaries and joint ventures, net		222	—	—	—	222
Other operating expenses		(7,886)	(1,102)	4	—	(8,984)
Other operating income		661				661
Valuation movement on Tele2 shares	10	(55,512)	—	55,512	—	—
Fair value result on the Embedded derivative on the 5% Notes		26,225	—	—	—	26,225
Interest expense	12	(33,287)	(630)	1,449	4	(32,464)
Interest income		4,919	8	—	(2)	4,925
Exchange gain, net		19,693	(150)	—	(1)	19,542
Profit from associates	6	62	7,234	(13)	—	7,283
Profit before taxes and minority interest		1,226	8,203	63,274	219	72,922
Charge for taxes	6,7	(11,968)	146	(1,903)	25	(13,700)
(Loss)/profit before minority interest		(10,742)	8,349	61,371	244	59,222
Minority interest	6,7	(521)	(7,781)	(920)	—	(9,222)
(Loss)/profit from continuing operations		(11,263)	568	60,451	244	50,000
Loss from discontinued operations, net of tax	13	—	—	—	(244)	(244)
Net (loss)/profit for the period		(11,263)	568	60,451	—	49,756

Attributable to:
Equity holders of the Company		(11,263)	568	60,451	—	49,756
Minority interest	6,7	521	7,781	920	—	9,222
		(10,742)	8,349	61,371	—	58,978

(a)  this column includes only the IFRS amounts applicable;  US GAAP adjustments related to these amounts are included in succeeding columns.

The above items give rise to the following differences in net profit for the three month period ended March 31, 2005 recorded under U.S. GAAP:

	Item	March 31, 2005	March 31, 2004
		(Unaudited)	(Unaudited)(i)
		U.S.$’000	U.S.$’000

Net (loss) profit for the period attributable to the equity holders of the Company reported under IFRS		(11,263)	14,570
Items increasing/(decreasing) reported profit:
Consolidation of GU and Modern	1,14	704	(1,593)
Elimination of negative minority interest	1	(136)	—
Application of equity method of accounting	2	—	21
Adjustments to initial step-up in the value of licenses	4	513	568
Adjustments to compensation cost for stock options granted to employees	5	438	41
Adjustments to connection revenues and connection costs, net of tax	6	52	(1,132)
Adjustments to impairment of property, plant and equipment	7	2,181	132
Reversal of goodwill amortization	9	—	2,035
Reversal of incremental depreciation charge		306	—
Reclassification to shareholders’ equity of fair value adjustments on securities	10	55,512	66,106
Adjustments related to debt exchange	11	—	(4,376)
Adjustment to interest expense on the 4% Convertible Notes	12	1,449	—
Profit after taxes before cumulative effect of change in accounting principle		49,756	76,372
Cumulative effect of change in accounting principle	1,14	—	2,865
Net profit under U.S. GAAP		49,756	79,237

(i)  As restated, see item 16.

Presented as:
Net profit from continuing operations		50,000	74,754
Discontinued operations:	13
Profit (loss) from discontinued operations, net of taxes (a)		(244)	1,618
Profit after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		49,756	76,372
Cumulative effect of change in accounting principle		—	2,865
Net profit under U.S.GAAP		49,756	79,237

(a)  The tax impact of these items is $nil in 2005 and 2004.

		March 31, 2005	March 31, 2004
		(Unaudited)	(Unaudited)
Basic profit per common share
Profit per common share under U.S. GAAP:
• from continuing operations		0.50	1.14
• from discontinuing operations	13	—	0.02
Profit per common share after taxes, before cumulative effect of change in accounting principle		0.50	1.16
Impact of cumulative effect of change in accounting principle		—	0.04
Basic profit per common share under U.S. GAAP		0.50	1.20

Weighted average number of shares outstanding in the period (in ‘000)		98,637	65,963

		March 31,2005	March 31, 2004
		(Unaudited)	(Unaudited)
Diluted profit per common share
Profit per common share under U.S. GAAP:
• from continuing operations		0.49	0.93
• from discontinuing operations	13	—	0.02
Profit per common share after taxes, before cumulative effect of change in accounting principle		0.49	0.95
Impact of cumulative effect of change in accounting principle		—	0.04
Diluted profit per common share under U.S. GAAP		0.49	0.99

Weighted average number of shares outstanding in the period (in ‘000)		104,603	79,930

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of March 31, 2005:

Balance sheet as of March 31, 2005 (Unaudited)	Item	Per IFRS Balance Sheet (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 13) (Unaudited)	Under U.S. GAAP (Unaudited)
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Assets
Non-Current Assets
Intangible assets

Goodwill, net	3, 9	45,329	11,173	27,287	—	83,789
Licenses, net	4	269,911	4,109	(5,006)	(165)	268,849

Other intangibles net	8	2,513	(145)	22,602	(21)	24,949

Property, plant and equipment, net	7,9	545,432	47,187	7,020	(1,324)	598,315
Financial assets
Investment in Tele2 AB shares		296,370	—	—	—	296,370
Investment in other securities		10,580	(2,131)	—	—	8,449
Investments in associates	6	3,597	47,818	(79)	—	51,336
Embedded Derivative on the 5% Mandatory Exchangeable Notes		71,480		—	—	71,480
Pledged deposits		16,797	488	—	(24)	17,261
Deferred taxation (b)		6,009	1,662	(1,686)	(972)	5,013
Total Non-Current Assets		1,268,018	110,161	50,138	(2,506)	1,425,811

Current Assets
Financial assets
Investment in other securities		15,390	—	—	—	15,390
Inventories		14,298	847	—	(34)	15,111
Trade receivable, net		128,171	7,219	—	(65)	135,325
Amounts due from joint ventures and joint venture partners		9,651	(8,061)	—	—	1,590
Amounts due from other related parties		1,958	5,057	—	—	7,015
Prepayments and accrued income	6	47,324	7,508	4,420	(364)	58,888
Other current assets (b)		68,185	3,015	1,686	—	72,886
Pledged deposits		1,515	—	—	—	1,515
Time deposits		13,297	—	—	(605)	12,692
Cash and cash equivalents		669,960	9,116	—	(136)	678,940
Total Current Assets		969,749	24,701	6,106	(1,204)	999,352
Total assets from disposal group classified as held for sale		—	—	—	3,710	3,710

Total Assets		2,237,767	134,862	56,244	—	2,428,873

(a)  this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of March 31, 2005, Millicom reclassified $1,686,000 from non-current deferred tax assets to current deferred tax assets and $775,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Balance sheet as of March 31, 2005 (Unaudited)	Item	Per IFRS Balance Sheet (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 13) (Unaudited)	Under U.S. GAAP (Unaudited)
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	4,5	516,073	—	(40,962)	—	475,111
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	5	2,912	—	(3,435)	—	(523)
Legal reserve		13,577	—	—	—	13,577
4% Convertible Notes – Equity component	12	39,109	—	(39,109)	—	—
Accumulated losses brought forward		(203,037)	(4,084)	(54,091)	—	(261,212)
Net profit/(loss) for the period		(11,263)	568	60,451	—	49,756
Currency translation reserve		(72,385)	2,199	—	—	(70,186)
Revaluation reserve	10	—	—	58,493	—	58,493
Shareholders’ equity		276,153	(1,317)	(18,653)	—	256,183
Minority interest	6,7	43,481	60,201	367	—	104,049
Total Equity		319,634

Liabilities
Non-current liabilities
10% Senior Notes	8	536,863	—	13,137	—	550,000
4% Convertible Notes – Debt component	8,12	158,115	—	41,885	—	200,000
5% Mandatory Exchangeable Notes – debt component	8	346,346	—	5,240	—	351,586
Other debt and financing		115,952	14,545	—	—	130,497
Other non current liabilities		197,458	—	—	—	197,458
Deferred taxation (b)	6,7	35,298	177	1,695	—	37,170

		1,390,032	14,722	61,957	—	1,466,711
Current liabilities
Other debt and financing		81,910	9,960	—	—	91,870
Trade payables		179,127	14,203	—	(1,004)	192,326
Amount due to joint ventures		4,615	4,538	—	—	9,153
Amounts due to other related parties		147	257	—	(5)	399
Accrued interest and other expenses	6	66,863	21,413	11,798	(88)	99,986
Other current liabilities (b)	7	195,439	10,885	775	(271)	206,828
		528,101	61,256	12,573	(1,368)	600,562
Total Liabilities		1,918,133	75,978	74,530	(1,368)	2,067,273

Total liabilities from disposal group classified as held for sale		—	—	—	1,368	1,368

Total Equity and Liabilities		2,237,767	134,862	56,244	—	2,428,873

(a) this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

(b) Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of March 31, 2005, Millicom reclassified $1,686,000 from non-current deferred tax assets to current deferred tax assets and $775,000 from non-current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2004:

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 13)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 9	37,702	12,293	34,914	—	84,909
Licenses, net	4	277,705	4,349	(5,523)	(174)	276,357

Other intangibles net	8	2,561	(308)	19,005	(27)	21,231

Property, plant and equipment, net	7,9	575,649	43,823	1,783	(1,469)	619,786
Financial assets
Investment in Tele2 AB shares		351,882	—	—	—	351,882
Investment in other securities		10,540	(2,111)	—	—	8,429
Investments in associates	6	2,220	42,492	(66)	—	44,646
Embedded Derivative on the 5% Mandatory Exchangeable Notes		45,255		—	—	45,255
Pledged deposits		25,544	488	—	(24)	26,008
Deferred taxation (b)		5,883	2,857	(274)	(972)	7,494
Total Non-Current Assets		1,334,941	103,883	49,839	(2,666)	1,485,997

Current Assets
Financial assets
Investment in other securities		15,327	—	—	—	15,327
Inventories		16,304	1,028	—	(42)	17,290
Trade receivable, net		141,972	14,001	—	(80)	155,893
Amounts due from joint ventures and joint venture partners		11,715	(11,715)	—	—	—
Amounts due from other related parties		2,067	630	—	(3)	2,694
Prepayments and accrued income	6	36,875	7,528	4,431	(354)	48,480
Other current assets (b)		62,377	7,960	274	—	70,611
Pledged deposits		9,260	—	—	—	9,260
Time deposits		610	—	—	(610)	—
Cash and cash equivalents		413,381	14,873	—	(178)	428,076
Total Current Assets		709,888	34,305	4,705	(1,267)	747,631
Total assets from disposal group classified as held for sale		—	—	—	3,933	3,933

Total Assets		2,044,829	138,188	54,544	—	2,237,561

(a) this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b) Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 13)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	4,5,11	513,782	—	(41,467)	—	472,315
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	5	2,297	—	(2,491)	—	(194)
Legal reserve		13,577	—	—	—	13,577
Accumulated losses brought forward		(277,053)	(5,129)	(167,901)	—	(450,083)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		66,389	1,046	121,436	—	188,871
Currency translation reserve		(71,116)	1,528	—	—	(69,588)
Revaluation reserve	10	—	—	114,005	—	114,005
Shareholders’ equity		239,043	(2,555)	23,582		260,070
Minority interest	6,7	43,351	60,800	(553)	—	103,598
Total Equity		282,394

Liabilities
Non-current liabilities
10% Senior Notes	8	536,629	—	13,371	—	550,000
5% Mandatory Exchangeable Notes – debt component	8	365,006	—	5,634	—	370,640
Other debt and financing		124,267	18,125	—	—	142,392
Other non current liabilities		194,774	(111)	—	—	194,663
Deferred taxation	6,7	39,216	1,956	(1,997)	—	39,175

		1,259,892	19,970	17,008	—	1,296,870
Current liabilities
Other debt and financing		88,511	8,275	—	—	96,786
Trade payables		173,969	12,116	—	(968)	185,117
Amount due to joint ventures		7,760	1,355	—	—	9,115
Amounts due to other related parties		975	326	—	(5)	1,296
Accrued interest and other expenses	6	55,203	22,253	11,942	(88)	89,310
Other current liabilities (b)	7	176,125	15,648	2,565	(249)	194,089
		502,543	59,973	14,507	(1,310)	575,713
Total Liabilities		1,762,435	79,943	31,515	(1,310)	1,872,583

Total liabilities from disposal group classified as held for sale		—	—	—	1,310	1,310

Total Equity and Liabilities		2,044,829	138,188	54,544	—	2,237,561

(a) this column includes only the IFRS amounts applicable;  U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b) Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liability.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the three month periods ended March 31, 2005 and 2004 is as follows:

	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit under U.S. GAAP	49,756	79,237
Other comprehensive income (loss):
Revaluation reserve movement net of tax (a)	(55,512)	(66,106)
Currency translation reserve	(598)	(1,023)
Other comprehensive (loss) income	(56,110)	(67,129)
Comprehensive (loss) income under U.S. GAAP	(6,354)	12,108

(a)  The tax impact on these items is $nil (March 31, 2004: $nil)

Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company’s net income and loss per share would have been adjusted to the following pro forma amounts.

	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit, as reported	49,756	79,237

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	177	119
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,129)	(3,677)

Pro forma net profit	48,804	75,679

Profit per share:

As reported (basic) - $	0.50	1.20
As reported (diluted) - $	0.49	0.99
Pro forma (basic) - $	0.49	1.15
Pro forma (diluted) - $	0.49	0.95

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 2.53% (March 31, 2004: 4.4%), expected lives ranging from 1 to 3.5 years (March 2004: 3.5 years), no dividends and expected volatility of 47.1% (March 31, 2004: 114.9%).

13.  SUBSEQUENT EVENTS

Comvik International Vietnam AB (“CIV”), in which Millicom has an 80% interest and Vietnam Mobile Services Co (“VMS”) had entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam in May 1995 for a period of 10 years.  The revenue sharing agreement in Vietnam ceased on May 18, 2005 and CIV has received no revenue since May 19, 2005. CIV and VMS/VNPT (the Vietnam Posts and Telecommunications Corporation) are in the process of negotiating an agreement that would allow CIV to become a shareholder of VMS once it is equitized. We have received no assurance from the Vietnamese government as to when or whether such an agreement will be signed, nor do we know which terms and conditions such an agreement may be subject to. We may not be successful in achieving any solution that allows us to continue our business in Vietnam.

On May 25, 2005, Rafsanjan Industrial Complex (“RIC”) launched GSM services in greater Tehran. Millicom entered into an agreement with RIC in 2004 to manage a network for two million prepaid customers, to be owned by RIC under a build, operate and transfer contract between RIC and Telecommunications Company of Iran (“TCI”).  Millicom is to be paid a share of the revenues generated by the network and has an option to acquire 47% of the company that will operate the network.

On May 26, 2005, Millicom acquired additional shares of its subsidiary Telefonica Celular S.A. (“Celtel”) in Honduras bringing Millicom’s ownership to two thirds of the total outstanding shares.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 12 of the “Condensed Consolidated Notes” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications operator with a portfolio of investments in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

As of March 31, 2005, we had interests in 17 cellular systems in 16 countries, focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. As of March 31, 2005, the countries where we had cellular operations had a combined population of approximately 415.3 million, where 415.3 million is the number of people who were covered by our licenses (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population). Our total subscribers reached 8.5 million (6.0 million on a proportional basis) as of March  31, 2005.

As we established an early presence in most of the markets in which we operate, we have been able in most cases to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. We operate primarily with prominent local business partners through companies over which we typically exercise management control.

Recent Developments

In January 2005 Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or Swedish Depository Receipts. The net proceeds of the offering were paid on January 7, 2005 in the amount of $195,875,000.

On March 2, 2005 the registration statement for the exchange offer of our 10% Senior Notes was declared effective and the special interest charge due to the delay in the effectiveness of the registration statement ceased to accrue.

On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The license is for CDMA services. The payment terms are similar to those agreed in 2004 by Paktel, Millicom’s other operation in Pakistan.  Pakcom will pay a license fee of $291 million, of which 50% is payable over the first three years and the remaining 50% over the following 10 years. Pakcom is still in negotiations with the PTA regarding the allocation of the spectrum.

Comvik International Vietnam AB (“CIV”), in which Millicom has an 80% interest and Vietnam Mobile Services Co (“VMS”) had entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam in May 1995 for a period of 10 years.  The revenue sharing agreement in Vietnam ceased on May 18, 2005 and CIV has received no revenue since May 19, 2005. CIV and VMS/VNPT (the Vietnam Posts and Telecommunications Corporation) are in the process of negotiating an agreement that would allow CIV to become a shareholder of VMS once it is equitized. We have received no assurance from the Vietnamese government as to when or whether such an agreement will be signed, nor do we know which terms and conditions such an agreement may be subject to. We may not be successful in achieving any solution that allows us to continue our business in Vietnam.

On May 25, 2005, Rafsanjan Industrial Complex (“RIC”) launched GSM services in greater Tehran. Millicom entered into an agreement with RIC in 2004 to manage a network for two million prepaid customers, to be owned by RIC under a build, operate and transfer contract between RIC and Telecommunications Company of Iran (“TCI”).  Millicom is to be paid a share of the revenues generated by the network and has an option to acquire 47% of the company that will operate the network.

On May 26, 2005, Millicom acquired additional shares of its subsidiary Telefonica Celular S.A. (“Celtel”) in Honduras bringing Millicom’s ownership to two thirds of the total outstanding shares.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. As of March 31, 2005, we had total cellular subscribers of 8,541,595. This represented an increase of 45% from 5,897,371 as of March 31, 2004.

As of March 31, 2005, we had a proportional subscriber base of 5,960,090 which represents an increase of 44% from March 31, 2004.

Revenues

Our revenues were $268,891,000 for the three months ended March 31, 2005 as compared to $213,859,000 for the three months ended March 31, 2004.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the three months ended March 31, 2005, we upstreamed $35 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of March 31, 2005 was $1,239,187,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $563,356,000. Of such indebtedness, $346,347,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010.

Effect of Exchange Rate Fluctuations

Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the three months ended March 31, 2005, we had an exchange gain of $19,693,000 (March 31, 2004: $14,424,000). The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes. To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Results of Operations

  Three Months Ended March 31, 2005 and 2004

The following table sets forth certain profit and loss statement items for the periods indicated.

			Impact on Comparative
	Three Months Ended		Results for Period
	March 31, 2005	March 31, 2004(i)	Amount of Variation	Percent Change
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except percentages )

Revenues	268,891	213,859	55,032	26%
Cost of sales	(139,244)	(84,150)	(55,094)	65%
Sales and marketing	(39,697)	(28,790)	(10,907)	38%
General and administrative expenses	(43,821)	(29,330)	(14,491)	49%
Other operating expenses	(7,886)	(9,682)	1,796	-19%
Valuation movement on Tele2 shares	(55,512)	(66,106)	10,594	-16%
Fair value result on the Embedded derivative on the 5% Notes	26,225	51,700	(25,475)	-49%
Interest expense	(33,287)	(27,349)	(5,938)	22%
Exchange gain, net	19,693	14,424	5,269	37%
Charge for taxes	(11,968)	(16,702)	4,734	-28%
Net profit for the period	(10,742)	19,612	(30,354)	-155%
Net profit attributable to equity holders	(11,263)	14,570	(25,833)	-177%

(i)  As restated for the adoption of IFRS 2 “Share based payment” on January 1, 2005.

 Subscribers.  Our worldwide total cellular subscribers increased by 45% to 8,541,595 as of March 31, 2005 from 5,897,371 as of March 31, 2004. Of the total subscribers as of March 31, 2005, 7,548,239, or 88%, were prepaid, an increase of 47% over the 5,135,547 prepaid subscribers as of March 31, 2004. Our proportional subscribers increased by 44% to 5,960,090 as of March 31, 2005 from 4,128,030 as of March 31, 2004. The four largest contributors to total cellular subscribers growth in the three months ended March 31, 2005 were the operations in Pakistan (Paktel), Vietnam, Senegal and Honduras with a total of 524,059 net new subscribers.

 Revenues.  Total revenues for the three months ended March 31, 2005 were $268,891,000, an increase of 26% over $213,859,000 for the three months ended March 31, 2004. The increase is mainly due to revenue growth throughout the Group’s operations.  The four largest contributors to revenues during the three months ended March 31, 2005 were our operations in Vietnam, El Salvador, Guatemala and Paraguay.

 Cost of sales.  Cost of sales increased by 65% for the three months ended March 31, 2005 to $139,244,000 from $84,150,000 for the three months ended March 31, 2004. The increased cost of sales is mainly explained by the growth throughout the operations and the impairment charge of $16,569,000 on the property, plant and equipment in Vietnam due to a late approval of investments required under the Business Corporation Contract (“BCC”) preventing CIV from generating revenues on these fixed assets as the BCC in Vietnam expired on May 18, 2005.  In addition there was an impairment charge on the Pakcom analog equipment of $5,248,000 resulting from a decrease in the recoverable amount of the analog equipment following the increased competition by new entrants in the market.  As a percentage of total revenues, cost of sales for operations increased from 39% to 52%.

 Sales and marketing.  Sales and marketing expenses increased by 38% for the three months ended March 31, 2005 to $39,697,000 from $28,790,000 for the three months ended March 31, 2004. Sales and marketing expenses as a percentage of total revenues were respectively 15% and 13% for the three months ended March 31, 2005 and 2004.

 General and administrative expenses.  General and administrative expenses increased by 49% for the three months ended March 31, 2005 to $43,821,000 from $29,330,000 for the three months ended March 31, 2004.

 Other operating expenses.  Other operating expenses decreased by 19% for the three months ended March 31, 2005 to $7,886,000 from $9,682,000 for the three months ended March 31, 2004.

 Valuation movement on Tele2 shares.   For the three months ended March 31, 2005 valuation movement on securities was $(55,512,000) representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2004. For the three months ended March 31, 2004 valuation movement on securities was $(66,106,000).

 Fair value result on the Embedded derivative on the 5% Notes.   For the three months ended March 31, 2005 fair value result on financial instruments was $26,225,000 representing the revaluation of the embedded derivative on the 5% Mandatory Exchangeable Notes. For the three months ended March 31, 2004 fair value result on financial instruments was $51,700,000.

 Interest expenses.  Interest expenses for the three months ended March 31, 2005 increased by 22% to $33,287,000 from $27,349,000 for the three months ended March 31, 2004. This increase arose primarily from the interest expenses computed on the Paktel license payable, and interest and amortization of deferred financing fees on the 4% convertible bonds.

 Exchange gain.  Millicom had a net exchange gain for the three months ended March 31, 2005 of $ 19,693,000 compared to a gain of $14,424,000 for the three months ended March 31, 2004.  The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Kroner.

 Charge for taxes.  The net tax charge for the three months ended March 31, 2005 decreased to $11,968,000 from $16,702,000 for the three months ended March 31, 2004.

 Net loss/profit for the period.  The net loss for the three months ended March 31, 2005 was $11,263,000 compared to a net profit of $14,570,000 for the three months ended March 31, 2004 for the reasons stated above. For the three months ended March 31, 2005, the net loss was mainly affected by a valuation movement on Tele2 shares of $(55,112,000), the fair value result on the Embedded derivative on the 5% Notes of $26,225,000 and a net exchange gain of $19,693,000. For the three months ended March 31, 2004, the net profit was mainly affected by a valuation movement on Tele2 shares of $(56,102,000), the fair value result on the Embedded derivative on the 5% Notes of $51,700,000 and a net exchange gain of $14,424,000.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	70,296	55,743
South Asia	29,704	30,608
Central America	88,592	68,784
South America	31,211	25,014
Africa	47,954	31,672
Other	1,134	2,038
Of which divested	—	794
Total revenues	268,891	213,859

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	26.1%	26.1%
South Asia	11.0%	14.3%
Central America	33.0%	32.2%
South America	11.6%	11.7%
Africa	17.8%	14.8%
Other	0.5%	0.9%
Total	100%	100%

Liquidity and Capital Resources

Cash Flows

For the three months ended March 31, 2005, cash provided by operating activities was $106,910,000 compared to $75,405,000 for the three months ended March 31, 2004. The increase is mainly due to increased cash flows from operating profits and lower interest payments.

Cash used by investing activities was $34,589,000 for the three months ended March 31, 2005, compared to $97,043,000 for the three months ended March 31, 2004. This decrease is mainly due to the lower amount placed on time deposits.

Financing activities provided total cash of $184,310,000 for the three months ended March 31, 2005, while these activities used $30,360,000 for the three months ended March 31, 2004. The increase is mainly due to the issuance of 4% convertible bonds in January 2005.

The net cash inflow in the three months ended March 31, 2005 was $256,579,000 compared to an outflow of $51,940,000 for the three months ended March 31, 2004. Millicom had a closing cash and cash equivalents balance of $669,960,000 as of March 31, 2005 compared to $96,889,000 as of March 31, 2004.

Capital Expenditures

Our capital expenditures by geographical region were as follows during the periods indicated:

	For the Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

South East Asia	20,462	11,285
South Asia	7,005	23,577
Central America	6,107	5,861
South America	1,526	11,364
Africa	14,794	8,530
Other	—	680
Of which divested	—	348
Total	49,894	61,297

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

  Corporate and Other Debt and Financing

As of December 31, 2004, on a consolidated basis, we had total outstanding debt and other financing of $1,114,413,000. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $514,027,000.

As of March 31, 2005, we had total consolidated outstanding debt and other financing of $1,239,187,000. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $458,215,000.

Of the total consolidated outstanding debt and other financing, as at March 31, 2005.

•                  $536,863,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $158,115,000, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $346,347,000, net of deferred financing fees, was in respect to debt component of the 5% Mandatory Exchangeable Notes.

•                  $197,862,000 was in respect to the indebtedness of our ventures.

The 4% convertible bonds are convertible at the option of holders at any time up to December 29, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of March 31, 2005 was $39.1 million and the value allocated to debt was $158.1 million.

Short-term Liabilities

As of March 31, 2005, Millicom had a total of $528,100,000 of current liabilities, including $81,910,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

As of March 31, 2005, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $85,005,000 from a number of suppliers.

As of March 31, 2005, we had outstanding guarantees for a total amount of $47,590,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Bruno Nieuwland
	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By:	/s/ Marc Beuls
	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Date: May 31, 2005